Exhibit 99.3

CALEDONIA MINING CORPORATION

ANNUAL INFORMATION FORM

for the year ended

December 31, 2013

dated as of

March 31, 2014

TABLE OF CONTENTS

ITEM 1.	CORPORATE STRUCTURE	1
1.1	Name, Address and Incorporation	1
1.2	Intercorporate Relationships	1
ITEM 2.	GENERAL DEVELOPMENT OF THE BUSINESS	1
2.1	Three Year History	1
ITEM 3.	DESCRIPTION OF THE BUSINESS	2
3.1	General	2
3.2	Indigenization of Blanket	3
3.3	Principal Markets, Products and Distribution	4
3.4	Employees	4
3.5	Competitive Conditions	4
3.6	Environmental Policy	4
ITEM 4.	MINERAL PROPERTIES AND PROJECTS	5
4.1	Blanket Mine, Zimbabwe	5
4.2	Zimbabwe Exploration	14
4.3	Nama Project, Zambia	17
Nama Copper Project		17
4.4	Eersteling Gold Mining Company Limited	18
ITEM 5.	RISK FACTORS	18
ITEM 6.	DIVIDENDS	24
ITEM 7.	CAPITAL STRUCTURE	25
ITEM 8.	MARKET FOR SECURITIES -	25
Trading Price and Volume		25
ITEM 9.	DIRECTORS AND OFFICERS	26
9.1	Name, Occupation and Security Holdings of Directors and Officers	26
9.2	Cease Trade Orders, Bankruptcies, Penalties or Sanctions	27
ITEM 10.	CONFLICT OF INTEREST	28
ITEM 11.	PROMOTERS	28
ITEM 12.	INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS	29
ITEM 13.	Auditors, Transfer Agent And Registrar	29
ITEM 14.	MATERIAL CONTRACTS	29
ITEM 15.	INTERESTS OF EXPERTS	29

ITEM 16.	ADDITIONAL INFORMATION	29
ITEM 17.	Forward Looking Statements	30
ITEM 18.	AUDIT COMMITTEE INFORMATION	31
18.1	Audit Committee Charter	31
18.2	Audit Committee Composition	31
18.3	Relevant Education and Experience	31
18.4	External Auditor Fees	32

ITEM 1.   CORPORATE STRUCTURE

1.1	Name, Address and Incorporation

Caledonia Mining Corporation (the “Company” or Caledonia”) exists pursuant to the Canada Business Corporations Act.  At a special meeting of the shareholders of the Company (“Shareholders”) held on January 24, 2013, the Shareholders resolved to consolidate the Company’s common shares (“Common Shares”) on the basis of one post-consolidated Common Shares for every 10 pre-consolidation Common Shares.

Offices	Address
Canadian Registered and Head Office	Suite 4009 – 1 King Street West, Toronto, Ontario, Canada M5H 1A1
African Administrative Office	P.O. Box 834, Saxonwold, 2132, South Africa. 24 Ninth Street, Lower Houghton, Johannesburg, 2198 South Africa

1.2	Intercorporate Relationships

The Company has the following subsidiaries, all of which are wholly-owned by the Company, (unless otherwise indicated) and whose assets and revenues exceed 10% of the consolidated assets or revenues of the Company:

Subsidiaries of the Company	Country of Incorporation	Percentage held by Company
Caledonia Holdings Zimbabwe (Private) Limited	Zimbabwe	100
Greenstone Management Services (Proprietary) Limited	South Africa	100
Greenstone Management Services Limited	United Kingdom	100
Caledonia Holdings (Africa) Limited	Barbados	100
Blanket (Barbados) Holdings Limited	Barbados	100
Blanket Mine (1983) (Private) Limited(1)	Zimbabwe	49(2)
(1) Blanket Mine (1983) (Private) Limited does not have any subsidiary companies.
(2) Note 5 of the Consolidated Financial Statements of Caledonia for the year ended December 31, 2013, provides additional details in respect of the effective shareholding.. Non-controlling interests (“NCI”) currently hold a 16.2% interest in the cash flows of Blanket Mine (1983) (Private) Limited.

ITEM 2.    GENERAL DEVELOPMENT OF THE BUSINESS

2.1	Three Year History

The Company is involved in mining and mineral exploration in Southern Africa.

Effective April 1, 2006, the Company purchased 100% of the issued shares of the Zimbabwe-incorporated company, Caledonia Holdings Zimbabwe (Private) Ltd., which held 100% of the shares in Blanket Mine (1983) (Private) Limited. (“Blanket Limited”).  As a result, Caledonia became the owner and operator of the Blanket Gold Mine (“Blanket” or “Blanket Mine”) in Zimbabwe.

Total gold production at Blanket Mine in: (i) 2013, was 45,527 ounces; (ii) 2012, was 45,464 ounces; and (iii) 2011, was 35,826 ounces.  The aggregate production at Blanket Mine for January and February of 2014, was 7,030 ounces.

On September 5, 2012, the agreements giving effect to the indigenisation of Blanket Limited became effective (see Item 3.2 below).

At December 31, 2013, the Company has impaired the full carrying value of the Company’s cobalt exploration project in Zambia (the “Nama Cobalt Project”) and copper exploration project in Zambia (the “Nama Copper Project”, collectively with the Nama Cobalt Project, the “Nama Project”). See Note 12 of the Consolidated Audited Financial Statements of Caledonia for the year ended December 31, 2013 (the “Annual Financial Statements”).

In January 2014, new regulations were introduced by the Zimbabwean Ministry of Finance requiring that all gold produced in Zimbabwe be sold to Fidelity Printers and Refiners Limited (“Fidelity”), a company which is controlled by the Zimbabwean authorities.  Accordingly, all of Blanket’s production is sold to Fidelity.  To date, Blanket has received all payments due from Fidelity in full and on time.

ITEM 3.    DESCRIPTION OF THE BUSINESS

3.1	General

Caledonia’s activities are focused in Southern Africa.  The Company’s business during the past three completed fiscal years has been focused primarily on: (i) the operation of the Blanket Mine; (ii) increasing gold production at Blanket Mine; and (iii) achieving the indigenisation of the Blanket Mine as described in Item 3.2 below.  Further details in respect of the Blanket Mine are provided at Item 4.1 below.

The Company has, during the past three completed fiscal years, conducted exploration activities in Zimbabwe and Zambia.  The Company’s main exploration efforts have been focused on: (i) gold exploration in the vicinity of the Blanket Mine in Zimbabwe; and (ii) Nama Project in Zambia described in Item 4.3 below.

Generally, gold mining, development and exploration in Southern Africa is not seasonal, except where heavy seasonal rainfall can affect surface mining or exploration.  Production operations at Blanket Mine are not seasonal, however, exploration activities at the Nama Project are.

Caledonia is not dependent, to any material extent, on patents, specialized equipment, or new manufacturing processes.  The Company’s exploration and production operations are dependent on the Company obtaining and maintaining all required permits, licences and authorizations.

All mining and exploration activities are conducted under the various economic, mining, and environmental and licencing regulations of the country where such operations are being carried out.  It is Caledonia’s objective that these regulations be complied with or exceeded by the Company in order to avoid any risks of environmental damage or the Company’s activities being suspended.

Over the past three years, gold prices have been volatile.  Blanket Mine’s profitability is dependent on the international price of gold, which may vary significantly from time to time.   While Caledonia is not dependent on any key contracts which could materially affect the business, it is dependent on Blanket’s ability to sell and receive the proceeds of gold sales and remit management fees and dividends to Caledonia. See Item 3.3 below

3.2	Indigenization of Blanket Limited

In 2008, the Zimbabwean parliament passed the Indigenisation and Economic Empowerment Act 2007, which stipulated that indigenous Zimbabwean citizens must hold at least 51% of all Zimbabwean companies.

On February 20, 2012, Caledonia announced it had signed a Memorandum of Understanding with the Minister of Youth, Development, Indigenisation and Empowerment of the Government of Zimbabwe, pursuant to which Caledonia agreed that indigenous Zimbabweans would acquire an effective 51% ownership interest in Blanket Limited at a transactional value of US$30.09 million.  Accordingly, Caledonia entered into agreements with each of the following indigenous shareholders to allow them to subscribe for an aggregate 51% ownership interest in Blanket Limited as follows:

•	a 16% interest was sold to the National Indigenisation and Economic Empowerment Fund for US$11.74 million;

•	a 15% interest was sold to Fremiro Investments (Private) Limited (“Fremiro”), which is owned by indigenous Zimbabweans, for US$11.01 million;

•
a 10% interest was sold to Blanket Employee Trust Services (Private) Limited (“BETS”) for the benefit of present and future managers and employees of Blanket Mine for US$7.34 million. The shares in BETS are held by the Blanket Mine Employee Trust (“Employee Trust”) with Blanket’s employees holding participation units in the Employee Trust; and

•	a 10% interest was donated to the Gwanda Community Share Ownership Trust (“Community Trust”). Blanket paid a non-refundable donation of US$1 million to the Community Trust.

Effective November 14, 2012, four Zimbabweans were appointed to the Board of Directors of Blanket Limited, each representing one of the four entities to whom the 51% of the shares of Blanket were issued.  The other four directors of Blanket Limited are appointed by Caledonia.

3.3	Principal Markets, Products and Distribution

The only products currently produced by the Company are gold and a small quantity of silver (approximately 13% of total production ounces) from the Blanket Mine, which generates substantially all of its revenue and cash flow.

New regulations introduced by the Zimbabwean Ministry of Finance in January 2014 require that all gold produced in Zimbabwe must be sold to Fidelity, a company which is controlled by the Zimbabwean authorities.  Accordingly, all of Blanket’s production is now sold to Fidelity.  Under the sale arrangements, Blanket is to receive 98.5% of the value of the gold within a maximum of seven days of a sale to Fidelity. To date, Blanket has received all payments due from Fidelity in full and on time.

3.4	Employees

As of December 31, 2013, the Company had  employees comprised of 762 permanent employees and 290 contractors.  Of this number, Blanket Mine has 739 permanent employees and 289 contractors.

3.5	Competitive Conditions

 The precious metal exploration and mining business is a competitive business. The Company competes with other mining and exploration companies in connection with the acquisition of mining claims and leases, the sourcing of raw materials and supplies used in connection with mining operations and the recruitment and retention of qualified employees. The ability of the Company to acquire mineral properties in the future will depend not only on its ability to develop its current properties, but also on its ability to select and acquire suitable producing properties or prospects for precious metal development or exploration. The Blanket Mine is one of the largest gold producers in Zimbabwe.

3.6	Environmental Policy

Caledonia is committed to maintaining the highest environmental standards such that its operations and/or its products do not present an unacceptable risk to its employees, its customers, the public or the environment. Caledonia and its subsidiaries operate under Caledonia’s Environmental Policy which encompasses the following:

•
Caledonia directs its employees and its subsidiary companies to conduct their exploration and operational activities in a professional, environmentally responsible manner, in compliance with or above the standards of all applicable legislation and policies in the jurisdictions in which they undertake business.

•
Caledonia liaises closely with the applicable government regulatory bodies and the public to optimize communication and an understanding of the Caledonia’s activities in relation to environmental protection.

•
Caledonia is committed to the diligent application of technically proven, economically feasible, environmental protection measures throughout its exploration, development, mining, processing and decommissioning activities.

•
Caledonia, on a regular basis, monitors its environmental protection management programs to ensure their compliance at or above the standards of applicable national and international regulatory requirements.

It is the responsibility of all the employees and management of Caledonia and its subsidiaries to carry out their employment activities in accordance with this code of practice. Operational line management personnel have the direct responsibility for regular environmental protection management.

Matters relating to safety, health and environment are a regular agenda item at the Company’s board meetings.

ITEM 4.    MINERAL PROPERTIES AND PROJECTS

4.1	Blanket Mine, Zimbabwe

(a)	General description of mine and production operations

The Blanket Mine property is located in south western Zimbabwe approximately 140 km south of Bulawayo and 16 km northwest of the town of Gwanda.  The property is held by mining claims covering approximately 2,883 hectares (approximately 7,125 acres).  It is fully accessible by a public highway.

The Blanket Mine was discovered and recorded its first gold production in 1906. Ownership has passed through a number of hands over the life of the mine and while the recovered grade has gradually declined, the rate of production has reached a high over the past two years.

Production History of Blanket Gold Mine.

COMPANY	PERIOD	MILLED tonnes	GOLD oz	GRADE g/t	Ave Annual Production oz
Matabele Reefs & Estate Co.	1906 - 1911	127 006	34 129	8.36	5 688
Forbes Rhodesia Syndicate	1912 - 1916	23 567	4 360	5.75	872
World Wars I & II	1917 - 1941	no production
F.D.A. Payne (Bhobosa)	1942 - 1964	215 001	46 654	6.75	2 028
Falconbridge	1965 - 1993	4 028 224	533 449	4.12	18 395
Kinross *	1994 - 2006	2 407 000	300 000	3.88	23 077
Caledonia Mining	2006 - present	1 492 444	173 350	3.61	24 764
* Excludes gold recovered from Vubachikwe tailings

On April 1, 2006, the Company acquired effective ownership of Blanket Mine which consists of underground mining and processing of several closely-spaced gold-bearing mineral deposits defining a mineralized trend of approximately 4.5 kilometres in extent.  Major infrastructure consists of underground workings, a processing plant, a tailings dam and a village for the Mine’s employees.  Since the original start of the operations, the mine area has a reported production of in excess of 1,090,000 oz. of gold, at an average recovered grade of 4.10 g/t Au.

Blanket Mine is in possession of numerous mining claims, in the Gwanda greenstone belt, which are both producing and non-producing. The claims have no expiry date and are renewed on an annual basis by paying the legislated claim fee. The reserves and resources disclosed for Blanket are only on producing claims and support a life of mine in excess of 10years at current production rates. Blanket also has additional non-producing claims on the Gwanda greenstone belt and other geographic areas in Zimbabwe.

In terms of current regulations Blanket Mine pays a 7% royalty on gold sales revenue to the Zimbabwe Government on a monthly basis. Blanket Mine also pays an annual fee to protect the various claims amounting to approximately $120,000 pa. All fees and royalties are paid up to date.

A technical report entitled “NI 43-101 Technical Report on the Blanket Gold Mine, Zimbabwe” (the “Technical Report”) relating to the Blanket Mine, with an effective date of June 28, 2011, was prepared by [MSA Geoservices (Pty) Ltd.] (“MSA”), in compliance with National Instrument 43-101 - Standards for Disclosure of Mineral Projects of the Canadian Securities Administrators (“NI 43-101”), and was published on June 28, 2011.

MSA is a geological consulting company based in South Africa.  MSA reviewed the reserve and resource calculation procedures for the Blanket Mine as at December 31, 2010.  MSA’s calculation figures are shown in the following table:

MINERAL RESERVES – December 31, 2010

Classification	Tonnes	Grade (Au g/t)	Gold Content-ounces
Proven Reserves
Total Proven Reserves including pillars*	1,326,000	4.02	171,400
Probable Reserves
Operating and Development Areas	2,513,700	3.66	295,800
Total Proven + Probable Reserves	3,839,800	3.78	467,200
Reserve estimate is based on a gold price of US$1,100/oz.

MINERAL RESOURCES** – December 31, 2010

Classification	Tonnes	Grade (Au g/t)	Gold Content-ounces
Indicated	510,000	3.79	62,100
Inferred	2,408,000	5.27	***

Tonnages and ounces are rounded to the nearest 100.
Mineral Resources and Mineral Reserves are estimates and are based on a gold price of US$1,100/oz.

Note *             Pillar tonnages have been discounted by 50%
Note **           Mineral Resources are reported exclusive of Mineral Reserves
Note ***        Inferred Resources are reported without estimates of metal quantities.  Inferred resources have a great amount of uncertainty as to their existence and as to whether they can be mined legally or economically. It cannot be assumed that all or any part of the inferred resource with be updated to a higher resource category

Cautionary note to U.S. Investors concerning estimates of Inferred and Indicated Resources.  The above table uses the terms “inferred resources” and “indicated resources.”  While these terms are recognized and required by Canadian regulations, the US Securities and Exchange Commission does not recognize them.  They have a great amount of uncertainty as to their existence, and great uncertainty as to their economic feasibility.  It cannot be assumed that all or any part of an Inferred or Indicated Mineral Resources will ever be upgraded to a higher category.  Investors are cautioned not to assume that part or all of an inferred or indicated resource exists or is economically mineable.

The full Technical Report can be viewed on the Company’s website – www.caledoniamining.com or under the Company’s profile on the System for Electronic Document Analysis and Retrieval (“SEDAR”) at www.sedar.com.

Since the calculation of the above December 31, 2010 figures, the Company has mined 1,054,400 tonnes with an average recovered gold grade of 3.99 grams per tonne, some of which has been from within the reserve and resource blocks to produce 126,718 ounces of gold at a recovery of 93.3%.  Management of Blanket Mine has concluded that on-going work and exploration on the property has resulted in the establishment of replacement reserves and resources.  An updated internal estimate of Blanket’s mineral reserves and resources as at December 31, 2013 has been prepared by Blanket Mines’ Technical Department following the standards and procedures required by NI 43-101. In preparing the Mineral Resource and Mineral Reserve estimates, the following assumptions and modifying factors were applied. A cut-off grade (pay limit) of 2.09 g/t based on a gold price of US$1300/oz, was applied. Production tonnages were increased by 8% to allow for dilution at zero grade and the grade adjusted accordingly. A metallurgical recovery of 93% was applied, marginally less than the historical 93.3% recovered grade.  The Mineral Reserve and Mineral Resource calculations estimates included in this Annual Information Form have been reviewed and approved by Dr Pearton, Caledonia’s Qualified Person and the results are presented in the following table:

MINERAL RESERVES as at December 31, 2013 (based on a Gold Price of US$1,300/oz)
Classification	Tonnes	Grade (Au g/t)	Gold Content (oz)
Proven Reserves
Total Proven Reserves including pillars*	1,349,000	3.84	166,600
Probable Reserves
Operating and Development Areas	2,121,000	3.56	243,000
Total Proven + Probable Reserves	3,471,000	3.67	409,400

MINERAL RESOURCES*** (based on a Gold Price of US$1,300/oz)
Classification	Tonnes	Grade(Au g/t)	Gold Content ounces
Indicated	448,000	3.81	54,900
Inferred	2,871,100	5.02	**
Note * Pillar tonnages are discounted by 50%
Note **    Inferred Resources are reported without estimates of metal quantities.  Inferred resources have a great amount of uncertainty as to their existence and as to whether they can be mined legally or economically. It cannot be assumed that all or any part of the inferred resource with be updated to a higher resource category.

Note *** Mineral Resources are reported exclusive of Mineral Reserves.

Relative to the previous independent estimate of mineral reserves and mineral resources as at December 2010, the Reserves have decreased by 10% in terms of tonnage.  Resources expressed in terms of tonnage have declined by 1.6% over the same period.

While Blanket Mine has generally recorded greater than 100% conversion of resources to reserves, this positive conversion factor cannot be assumed to occur in future. Blanket Mine is situated in a country which is widely considered to be politically unstable, and this may impact on the reserve life of the mine which at present is estimated at between 6 and 7 years. However, Blanket Mine is fully indigenised and compliant with all legislation within Zimbabwe and as such is expected to be able to operate within normal parameters for the foreseeable future.

Dr. Trevor Pearton, B.Sc. Eng. (Mining Geology), Ph.D. (Geology), Pr.Sci.Nat., F.G.S.S.A., VP Exploration is the Corporation’s qualified person as defined by NI 43-101.  Dr. Pearton has reviewed and approved the scientific and technical information included in this Annual Information Form.

The Blanket Mine exploits a fairly typical Achaean greenstone-hosted deposit situated on the northwest limb of the Gwanda Greenstone belt.  Active mining at Blanket covers a 3 km span and includes the Jethro deposits in the south, through Blanket itself to the Feudal, AR South, AR Main, Sheet, Eroica and Lima deposits in the north.

A detailed account of the mineralization is presented in Section 9 of the Technical Report.Two main types of mineralization are recognized:

•	a disseminated sulphide replacement type, which comprises the bulk of the ore shoots

•	quartz veins that tend to have long strikes but are not uniformly mineralized.

Blanket Quartz Reef and the Eroica Reef are quartz vein style of mineralization, while the remainder are disseminated sulphide replacement type reefs. Blanket Ore Bodies dip at approximately  55° southwest to 70° west and are tabular in from with strikes of between 30 and 100 metres.

AR South and AR Main bodies are characterised by a lensoid shape with a strike of 40 to 60 metres and a maximum core width of 30 metres (AR Main) and 50 metres (AR South). These bodies dip at between 55° and 60° to the west and southwest respectively. These wide ore bodies are amenable to long hole stoping methods.

Three types of mining methods are used at the Blanket Mine:

•	Underhand stoping in the narrow ore bodies

•	Shrinkage stoping where blocky sidewalls are evident

•	Long hole stoping in the wider ore bodies, using 15 meter sub-levels.

•
The country rocks (sidewalls) of the mineralized zones at the Blanket Mine are generally very competent in strength and structural support such as rock bolts are only installed on rare occasions where weak rock conditions are encountered.

•
Exploration and reserve evaluation require drilling as method of data acquisition. Drilling procedures employed at Blanket are fully described in Section 11 of the Technical Report and may be summarised as follows:

•	1. Initial resource definition with long holes (100 -200 metres)

•	2. Reserve definition with drill short holes every 7 metres along the known mineralized strike.

•
3.           In areas where mineralisation exceeds the normal width of reef development, percussion holes using a 50 millimetre diameter bit are drilled into the side walls to sample the sidewalls as a guide for further slyping (widening) of the mineralised zones.

•
Drill cores are marked by depth and measured to ensure good recovery and the mineralized zones are split for sampling. Half the core is sampled with individual sample lengths of between 50 cm and 100 cm depending on the geology. Sample preparation is carried out at the mine’s assay laboratory with blank and standard materials being inserted into the sequence. All mineralized sample zones are sent for check analysis at an independent accredited laboratory (usually Antech laboratory in Kwe Kwe, Zimbabwe).

•
Assay data for each body is treated separately and samples which return assay values which exceed the 95 percentile, are “cut” to the value of the 95% threshold. This value differs for each ore zone and is applied manually in preparation of the data for resource and reserve modelling. A detailed account of the sampling, assay, QAQC and verification procedures may be found in Sections 12, 13 and 14 of the Technical Report.

•	Permitting and Environmental Requirements

•
The Government of Zimbabwe has enacted regulations covering water and effluent disposal.  Under these regulations two required permits have been issued to the Blanket Mine covering the sewage effluent and mill tailings disposals.  The Mine has also implemented a pollution-monitoring control system around the tailings dams with the installation of a number of boreholes and piezometers, which are routinely monitored by an independent consulting company. Blanket’s tailings facility is situated approximately 500 meters from the metallurgical plant (see General Surface Plan).

•	Pursuant to Zimbabwe’s Mining General Regulations, certain closure obligations are required to be fulfilled and these are covered in a “Closure Plan” dated December 2012.

Current operational status

At December 31, 2013 Blanket Mine employed 1,028 employees and contractors who work on various of its more specialised development projects.  It has developed and continues to develop the necessary skills for both current and new employees that are required to operate the mine by its on-mine training programs.  In the event that specialized skills are required and that are not immediately available in Zimbabwe then these are generally sourced from South Africa.

Blanket’s surface rights are currently adequate for its operational requirements as well as for the possible increases in production. Process water is pumped from the underground workings and the shortfall is made up from supplementary pumping from the Blanket Dam (see General Surface Plan).  Electrical power is supplied by the state owned Zimbabwe Energy Supply Authority (“ZESA”) but this supply is subject to interruption. Consequently, Blanket has installed a set of 4 generators which supply sufficient power to operate the entire mine.

Topography and Accessibility

The regional terrain is fairly flat with hills in the area around the mine and the town of Gwanda.  The area lies at an altitude of between 1,000 and 1,200m a.m.s.l.  The general topography of the Mine Area comprises shallow open valleys, drained by annual streams flowing generally to the north-east and merging with the Thadezi River on which the Sheet Dam and Blanket Dam are located east of the mine.

The vegetation around Blanket has largely been denuded and replaced by thorny acacia scrub.  Indigenous vegetation away from settlements is typical savanna (marula and combretum species) with mopane groves and related bush, and localised patches of grassland.  However the bulk of this has since been cut down for domestic use leading to the sprouting of second and third generation acacia and thorny bush especially near current settlements.

General Surface Plan of Blanket Mine

Geological Setting

Like most of the gold mines in Zimbabwe, Blanket is situated in a typical greenstone terrain, the 70 km long by 15 km wide Gwanda Greenstone belt.  This terrain comprises supra crustal metavolcanic rocks similar to those found in the Barberton area of South Africa and the Abitibi area of Canada.  The Blanket property is the largest of the three remaining large gold producers, from a gold resource area that has given rise to no less than 268 gold mines.

Property Geology

Blanket is part of the group of mines that makes up the North Western Mining camp also called the Sabiwa group of mines. Blanket’s deposits extending from Sabiwa and Jethro in the south, through Blanket itself to the Feudal, AR South, AR Main, Sheet, Eroica and Lima ore bodies.

Locality Plan of deposits in the Blanket Mine Production Area

North-south longitudinal projection showing the relative position of the Blanket Bodies

The geological sequence strikes north-south, dips vertically and consists, from east to west, of a basal felsic unit which is not known to be mineralized.  It is generally on this lithology type that the various mine tailings disposal sites have been located.  Above this basal felsic unit is the ultramafic unit that includes the banded iron formations hosting the eastern ‘dormant’ cluster of mines and the mineralized bodies of the adjacent Vubachikwe Mine complex.   The active Blanket bodies (sections) are found on the overlying unit, the mafics and an andesitic unit which lies to the west, caps this whole stratigraphy.  A regional dolerite sill cuts the entire sequence from Vubachikwe through Blanket to the Smiler prospect.  Ore bodies at Blanket are epigenetic and are associated with a syn-metamorphic regionally developed deformation zone characterized by areas of high strain, wrapping around relatively un-deformed remnants of the original basaltic lava flows.  It is within the higher strain regime (highly sheared rocks) that the majority of the ore bodies are located.

Mining Operations

As a result of the completion of the No. 4 Shaft Expansion Project in late 2010, the underground mining areas can now produce up to 1,200 tonnes of ore daily using predominately long-hole open stoping methods. Blanket Mine now produces in excess of 45,000 ounces per year and is implementing a four year expansion program to progressively increase gold production by the end of 2016.

Metallurgical Process

In terms of Blanket’s 4 year Expansion Program the crushing and milling circuits will be expanded to handle 3,000 tonnes per day capacity by additions and improvements to them. Their throughput capacity is more than sufficient to handle the planned increases in mine production from the No. 6 Winze Expansion Project, and will in future be able to process any mineralised material that may be found at the Satellite Properties (as defined below).

All run of mine ore is crushed  underground to minus 150mm, hoisted to surface and crushed to minus 12mm in the surface 2-stage crushing circuit.  This material is then currently fed into two 1.8m by 3.6m rod mills where it is milled down to approximately 70% passing 75 microns, after which the milled slurry is pumped through two 30 inch Knelson Gravity Gold Concentrators where approximately 49% of total mill gold production is recovered as ‘gravity’ concentrate.  The Knelson Concentrator tails are pumped through cyclones whose underflow reports to the open-circuit regrind ball mill.  The product from the Knelson tails cyclone overflow and the regrind mill discharge are pumped into a carbon-in-leach (“CIL”) plant consisting of eight, 600 cubic metre leach tanks where alkaline-cyanide leaching and simultaneous absorption of dissolved gold onto granular activated carbon takes place.  Elution of the gold from the loaded carbon and subsequent electro-winning are done on site.  During electro winning the gold is deposited on steel wool cathodes, the loaded cathodes are acid-digested and the resultant gold solids from this acid digestion together with the re-dressed gold concentrate from Knelson Concentrators are smelted into Dore bars. The granular activated carbon is kiln regenerated before it is re-circulated back to the CIL section. The CIL plant has an overall design capacity of 3,800 tonnes of milled ore per day.

The Dore bars are delivered and sold, as required by Zimbabwean law, to Zimbabwe Government-operated Fidelity. After refining Fidelity export the gold to Rand Refineries in South Africa.  Rand Refineries undertakes final refining and buys the resultant gold from Fidelity. Blanket gets paid for 98.5% value of the gold sold to Fidelity within a week of delivery to Fidelity. Blanket gets paid in US dollars into its Zimbabwean bank account. Fidelity also buys the silver that is refined out of the  Dore bars delivered at a rate of 90% of what is refined.

4.2	Zimbabwe Exploration

Blanket’s exploration and development activities in Zimbabwe are currently being conducted on the Blanket Mine mining areas and on four of the satellite prospects (see Item 4.2(b) below).  Blanket’s exploration title holdings number 86 registered mining claims in the Gwanda Greenstone Belt, which are referred to as the “Satellite Properties”. These claims cover an area of about 2,500 hectares.  Fifty four (54) of these blocks are registered as precious metal (gold) claims covering 497 hectares, and 31 blocks are registered as base metal (Cu, Ni, As) claims covering a total area of 2,085 hectares.

(a)	Capital Projects at Blanket Mine

Capital projects include developments which provide access to known ore bodies and also provide access to sites for further exploration, which, if successful may lead to the identification of new resources. The three main capital developments are the haulage extension on 22 Level from AR Main to Lima, the northern extension to 18 Level haulage to Lima, the 14 Level haulage extension between the Eroica and Lima, and the No. 6 Winze Shaft Deepening Project to the 1,080 meter level.

The erection of a new mill house in anticipation of the installation of new mills to increase milling capacity which will be required to process additional material from the No. 6 Winze Project.  Further information on each of the above projects is set out below and an analysis of the expenditure on the main investment projects is set out in Section 6 of the management’s discussion and analysis for the fiscal year ended December 31, 2013 (the “MD&A”).

22 Level Haulage Extension Project

The 22 Level haulage extension project will link the Blanket and Lima sections  on 22 Level (750 meters below surface) and will allow for the rapid commencement of mining in any new mining areas defined above 750 meters.  Crosscuts from the 22 Level Haulage are also being mined to provide the required drilling platforms for the exploration drilling below 750 meters for resource evaluation purposes.  Work on the 22 Level Haulage extension project and its associated crosscuts is being carried out simultaneously with normal mining production.

During the fourth quarter of 2013, the 22 Level haulage advanced a further 158 metres towards Lima (182 meters in the preceding quarter) against a plan of 162 meters.  This haulage reached the Eroica section in early December 2013 and further work on advancing the face was suspended in order to allow for exploration drilling into the Eroica zone.  Five holes were drilled and all identified mineralisation, although the grades were rather lower than anticipated.

The crosscut from the 750 meter haulage towards the AR Main zone advanced 71 meters against a plan of 105 meters.  Work on the intermediate drilling chamber was completed and diamond drilling commenced.  One hole was drilled which intersected AR Main mineralisation as expected and a second hole has been commenced.   Mining to extend the crosscut to the second drill chamber for the AR Main zone has re-commenced.

18 Level Haulage Extension Project

The 18 Level haulage extension (630 meters below surface) was planned to provide access to explore for the extension of the Sheet zone between 630  meters and 510 meters below surface.  The haulage reached its destination in the second quarter of 2013 and diamond drilling to locate a possible down-dip extension to the sheet zone mineralization has commenced.

Some exploration drilling below 750 meters is also being carried out from 18 Level, in addition to the planned exploration from 22 Level.  During the fourth quarter of 2013 two further exploration holes were drilled into the Blanket zone below 750 meters in addition to the six exploration drill holes which were completed in previous quarters.  As expected, all of the eight holes into the Blanket bodies below 750 meters have intersected mineralised zones.

14 Level Haulage Project

The 14 Level Haulage between Eroica and Lima (510 meters below surface) reached the position of the Lima ore body in the second quarter of 2013.  Exploration and development work has commenced on the Lima ore body above 14 Level with the objective of upgrading the current indicated and inferred mineral resources to mineral reserves.  The ability to upgrade the mineral resources in this area to mineral reserves is an important part of Blanket Mine’s strategy to increase mining production in future years.  Note that Blanket Mine reports mineral resources exclusive of mineral reserves and that mineral resources have no demonstrated economic viability.  It is anticipated that production activities at Lima above the 510 meter level will commence in the second quarter of 2014.

No. 6 Winze Project

The No. 6 Winze project will provide access to the Blanket 2 Ore body below 22 Level by upgrading and deepening, the existing No. 6 Winze.  The pre-production capital cost of this project is estimated to be US$4 million, which will be funded from Blanket’s internal cash flows. Work on this project continues:  a specialist mechanised shaft sinking crew have commenced work and will be responsible for the high-speed sinking of the shaft.  Exploration drilling during 2013 has located the Blanket 4 Ore body on strike of the 2 Ore body, which adds substantially to the strike of mineralized zones present in this area and which can be fully evaluated using the access gained via the No. 6 Winze.

(b)	Capital Projects at Satellite Properties

GG Project

The GG Project is located approximately seven kilometers southeast of Blanket Mine.  Surface drilling programs have been carried out at the GG Project over the past eight years consisting of seventeen diamond-cored holes totalling 4,751m of drilling.  Two zones of gold mineralization warranting further exploration have been established down to a depth of at least 300m, each with a strike length of approximately 150m.

During the fourth quarter of 2013, work continued on opening up the 120 meter level in order to provide platforms for lateral diamond drilling.  70 meters of development were completed in the fourth quarter of 2013, including two diamond drilling cubbies from which horizontal and inclined holes will be drilled to probe the zones that were identified by surface drilling.  At the same time two raises were mined from 120 meter level to the 60 meter level which will be used to handle waste rock from future sub-level development.

Metallurgical test work continues on fresh material from this project.  The preliminary indications are that material from the GG Project is not compatible with Blanket’s metallurgical plant.   Exploration work will continue with the objective of identifying the extent and characteristics of mineralisation at the GG Project and so that an assessment can be made of the optimal processing methodology for material from the GG Project.

Mascot Project Area

Mascot was previously mined down to approximately 300 meters, exploiting an east-west trending mineralised body the extent of which decreased at depth.  Previous surface drilling undertaken by Blanket has indicated the existence of two further mineralised zones, to the north and south of the mined out area.

Development towards the north zone on the 60 meter level (1 Level) entered the identified mineralised zone in the first quarter of 2013 and further development on this level was suspended until metallurgical investigations have been successfully completed and handling systems installed to allow material to be hoisted to surface.  In the fourth quarter of 2013, a new headgear and bin was fabricated and is ready for installation.  This will facilitate the handling of material and allow for crushing to produce a more uniform product and improve truck loading factors.

During the fourth quarter of 2013 development and exploration has continued on the 90 meter level (2 Level) and mineralisation has now been exposed covering a strike of 100 meters between 60 and 120 meter levels.  A drilling programme was also initiated to test the main Mascot shear below the deepest workings.  Two holes were drilled, both intersecting a mineralised zone approximately 60 meters below the known bottom of the old workings.  Drilling will continue on a success-driven basis to test the lateral extent of the main Mascot shear.

Sabiwa Project

Electrical power, a headgear, single drum winder and water supply has been installed at Sabiwa, the shaft collar has been concreted, and shaft sinking has been completed to a depth of 20 meters and the initial 15 meters of the shaft has been concreted. Further work on Sabiwa is currently on hold pending an improvement in the Zimbabwean investment climate before further significant expenditure is incurred.

4.3	Nama Project, Zambia

Nama Cobalt Project

Caledonia holds four, contiguous large scale mining licenses covering approximately 800 square kilometres on the Zambian Copperbelt.  The northern boundary of Caledonia’s licenced area is the Democratic Republic of Congo border and the eastern boundary abuts against the Lubambe mining licence area that is held by a joint venture between Vale and African Rainbow Minerals where a new copper mine was commissioned in 2012.  These licences have been explored both for their cobalt and their copper potential.

In September 2012, Caledonia was provided with various conditions by the Mines Development Department of Zambia in connection with its mining licences, one of which was a requirement to commence cobalt mining by July 2013.  Commencement of cobalt mining operations is, however, contingent upon the approval of an environmental impact assessment report by the Zambian Environmental Management Agency (“ZEMA”) which, owing to various additional requirements requested by ZEMA, is still to be granted.

In the interim, Caledonia has decided that, in view of the small scale of the planned operations and the small economic return, the company will engage with current operators in Zambia who already have the necessary infrastructure and operation. The purpose of these discussions is to enter into an agreement whereby a second party may operate the proposed cobalt mine.

The remaining carrying value of costs previously incurred and capitalised at the Nama Cobalt Project are therefore impaired in the Annual Financial Statements because substantive expenditure on further development activities in the specific area is neither budgeted nor planned.

Nama Copper Project

The Nama Copper Project is located on the mining licence adjacent to the Lubambe Copper Mine which is being operated as a joint venture between VALE and African Rainbow Minerals. Caledonia carried out a drilling programme at the Nama Copper Project between April 2011 and June 2013 to assess the potential for copper mineralization in the area.  The results of this program were compiled and submitted to the Mines Development Department of Zambia (“ZMDD”) in accordance with the conditions set out by the ZMDD.

Subsequent to the submission of results of the exploration programme to the ZMDD, a preliminary technical study based on limited technical information was carried out by African Mining Consultants. The provisional findings of this exercise were that the surface leaching of copper had resulted in a low grade cap zone and that additional stripping of waste rock would be required to access the better grades below the oxidized zone. In addition, in view of the low grades of copper encountered, i.e. between 0.4% and 0.5% copper over a mineralized zone of between 15 meters and 25 meters thick, management believes that the capital requirements of this project are such that Caledonia would be unlikely to achieve an acceptable return on the project.

No further copper exploration work was conducted in the fourth quarter of 2013 due to the onset of the wet season which restricts access to the field area.

The full carrying value of costs previously incurred and capitalised at the Nama Copper Project are impaired in the Annual Financial Statements because substantive expenditure on further exploration activities in the specific area is neither budgeted nor planned.

4.4	Eersteling Gold Mining Company Limited

The Eersteling Gold Mine, owned by Eersteling Gold Mining Company Limited, a wholly owned subsidiary of the Company, remains on care and maintenance.  No additional impairment has been made against the carrying value as management believe the realisable value of the assets exceeds the carrying value recorded in the Annual Financial Statements.

ITEM 5.    RISK FACTORS

Metal Prices

The Company’s revenues, operations and exploration and development projects are, and are expected to be, heavily derived from and influenced by the price of gold, which is particularly subject to fluctuation and has fluctuated significantly in recent years.  The price of gold is affected by numerous factors beyond the Company’s control including, but not limited to: international economic and political conditions; expectations of inflation; international currency exchange rates; interest rates; global or regional consumption patterns; speculative activities; levels of supply and demand; increased production due to new mine developments and improved mining and production methods; availability and costs of metal substitutes and; inventory carrying costs.  The effect of these factors on the price of gold, and therefore the economic viability of the Company’s operations cannot be accurately predicted.  Caledonia has not adopted any strategies to control the effect of mineral price fluctuations because the Company’s cash resources currently exceed its planned and foreseeable commitments.

Development Risk

The Company is engaged in development activities at Blanket Mine .  Construction and development of projects are subject to numerous risks including, but not limited to: obtaining equipment, permits and services; changes in regulations; currency rate changes; labour shortages; fluctuations in metal prices; and the loss of community support.

Substantial expenditures are required to establish reserves through drilling, to develop metallurgical processes to extract metal(s) from ore and to develop the mining, processing facilities and infrastructure at any site chosen for mining.  Although substantial benefits may be derived from the discovery of a major mineralized deposit, no assurance can be given that minerals will be discovered in sufficient quantities or grades, or the estimated operating costs of the mining venture are sufficient, to justify development of the deposit, or that the funds required for development can be obtained on a timely and economically acceptable basis.

The marketability of any minerals acquired or discovered may be affected by numerous factors which are beyond the Company’s control and which cannot be predicted, such as metal price and market fluctuations, the proximity and capacity of milling facilities, mineral markets and processing equipment, and such other factors as government regulations, including regulations relating to royalties, allowable production, importing and exporting of minerals, and environmental protection.  Depending on the price of minerals produced, the Company may determine that it is not commercially feasible to commence or continue commercial production.

Production Estimates

Estimates for future production, including those at Blanket, are based on mining plans and are subject to change.  Production estimates are subject to risk and no assurance can be given that future production estimates will be achieved.  Actual production may vary from estimated production for a variety of reasons including un-anticipated variations in grades, mined tonnages and geological conditions, accident and equipment breakdown, changes in metal prices and the cost and supply of inputs and changes to government regulations.

Country Risk

The jurisdictions in which the Company operates are unpredictable.  Assets and investments in these foreign jurisdictions are subject to risks that are usually associated with operating in a foreign country and, any of these could result in a material adverse effect on the business, results of operations or financial performance of the Company.  These risks include, but are not limited to, access to assets, labour disputes and unrest; arbitrary revocation of government orders, approvals, licenses and permits; corruption; uncertain political and economic environments; bribery; war; civil disturbances and terrorist actions; sudden and arbitrary changes to laws and regulations; delays in obtaining government permits; limitations on foreign ownership; more onerous foreign exchange controls; currency devaluations; import and export regulations; inadequate, damaged or poorly maintained infrastructure; and endemic illnesses.  There can be no guarantee that governments in these jurisdictions will not unilaterally expropriate the property of companies that are involved in mining or that, have a majority foreign ownership or for any other reason.

Significant operations of Caledonia are currently conducted in Zimbabwe and, as such, these operations are exposed to various levels of political, economic and other risks and uncertainties in addition to those set out above.  These risks and uncertainties include, but are not limited to, high rates of inflation; expropriation and nationalization, or mandatory levels of Zimbabwean ownership beyond currently mandated levels; renegotiation or nullification of existing concessions, licences, permits and contracts; illegal mining; changes in taxation policies; restrictions on foreign exchange and repatriation; and changing political conditions, currency controls and governmental regulations that favour or require the awarding of contracts to local contractors or require foreign contractors to employ citizens of, or purchase supplies from, a particular jurisdiction.

Government Approvals, Permits and Licenses

Government approvals, permits and licenses are required in connection with a number of the Company’s activities and additional approvals, permits and licenses may be required in the future.  The duration and success of the Company’s efforts to obtain approvals, permits and licenses are contingent upon many variables outside of the Company’s control.  Obtaining governmental approvals, permits and licenses can increase costs and cause delays depending on the nature of the activity and the interpretation of applicable requirements implemented by the relevant authority.  While the Company or its affiliates currently hold the necessary licences to conduct its operations there can be no assurance that all necessary approvals, permits and licenses will be maintained or obtained or that the costs involved will not exceed the Company’s estimates or that the Company will be able to maintain such permits or licenses.  To the extent such approvals, permits and licenses are not obtained or maintained, the Company may be prohibited from proceeding with planned drilling, exploration, development or operation of properties which could have a material adverse effect on the Company’s business, results of operations and financial performance.

Mineral Title

The Company is not aware of any significant competing ownership claims or encumbrances respecting title to its properties.  There can be no guarantee, however, that there are no competing ownership claims or encumbrances respecting its properties or that challenges to title will not be made in the future.

Government Regulation

Failure to comply with applicable laws, regulations and requirements in the countries in which Caledonia operates may result in enforcement action, including orders calling for the curtailment or termination of operations on its property, or calling for corrective or remedial measures requiring considerable capital investment.  Although the Company believes that its activities are currently carried out in all material respects in accordance with applicable rules and regulations, no assurance can be given that new rules and regulations will not be enacted or that existing rules and regulations will not be applied in a manner that could limit or curtail production or development of the Company’s properties or otherwise have a material adverse effect on the Company’s business, results of operations and financial performance.

Increasing input costs

Mining companies generally have experienced higher costs of steel, reagents, labour and electricity and from local and national government for levies, fees, royalties and other direct and indirect taxes.  Blanket’s planned growth should allow the fixed cost component to be absorbed over increased production, thereby helping to alleviate somewhat the effect of any further price increases.

Infrastructure and Related Risks

Infrastructure, including electricity supplies, that may be currently available and used by Caledonia may, as result of natural disaster, incorrect or inadequate maintenance, sabotage or for other reasons, be destroyed or made unavailable or available in a reduced capacity.  Were this to occur, operations at the Company’s properties may become more costly or have to be curtailed or even terminated, potentially having serious adverse consequences to the Company’s financial condition and viability that could, in turn, have a material adverse effect on the Company’s business, results of operations or financial performance.

Exploration Risk

The Company needs to identify new resources to replace ore which has been depleted by mining activities and to commence new projects.  No assurance can be given that exploration conducted by the Company will be successful in identifying sufficient mineral resources of an adequate grade and suitable metallurgical characteristics suitable for further development or production.

Other than the Blanket Mine, the Company’s properties are in the exploration stage and are without any known bodies of commercial ore.  Further development of the properties will only proceed upon obtaining satisfactory exploration results. There is no assurance that the Company’s mineral exploration activities will result in any discoveries of commercial bodies of mineral reserves.  The long-term profitability of the Company’s operations will, in part, be directly related to the costs and success of its exploration programs, which may be affected by a number of factors.

Operational Hazards and Risks

The Company is subject to risks typical in the mining business.  These include, but are not limited to, operational issues such as unexpected geological conditions or earthquakes causing unanticipated increases in the costs of extraction or leading to falls of ground and rock bursts, particularly as mining moves into deeper levels.  Major cave-ins, flooding or fires could also occur under extreme conditions.  Although equipment is monitored and maintained and all staff receives safety training, accidents caused by equipment failure or human error could occur.  Such occurrences could result in damage to, or destruction of, mineral properties or production facilities, personal injury or death, environmental damage, delays in mining, monetary losses and possible legal liability.  As a result, the Company may incur significant liabilities and costs that could have a material adverse effect upon its business, results of operations and financial performance.

Reliance on Management and Skilled Workers

The success of the Company is currently largely dependent on the performance of its directors, officers and other qualified personnel required to operate its business.  The loss of the services of any of these persons could have a materially adverse effect on the Company’s business, prospects results of operations and financial performance.

The limited availability of mining and other technical skills and experience in Zimbabwe and the difficulty of attracting appropriately skilled employees to Zimbabwe creates a risk that appropriate skills may not be available if, for whatever reason, the current skills base at the Blanket Mine is depleted.  The Caledonia management team has recently been augmented so that it could provide appropriate support to Blanket if this were required.

Legal Risks

Caledonia may become party to legal claims arising in the ordinary course of business.  There can be no assurance that unforeseen circumstances resulting in legal claims will not result in significant costs or losses.  In the event of a dispute arising in respect of Caledonia’s foreign operations, Caledonia may be subject to the exclusive jurisdiction of foreign courts or may not be successful in subjecting foreign persons to the jurisdiction of courts in Canada or international arbitration.  The legal and political environments in which the Company operates may make it more likely that laws will not be enforced and that judgments will not be upheld.  If Caledonia is unsuccessful in enforcing its rights under the agreements to which it is a party or judgements that have been granted, or if laws are not appropriately enforced, it could have a material adverse effect on Caledonia’s business, results of operations and financial performance.

Illegal mining

There has been an increase in illegal mining activities on properties controlled by Blanket.  This gives rise to increased security costs and an increased risk of theft and damage to equipment.  Blanket has received adequate support and assistance from the Zimbabwean police in investigating such cases.

Labour Relations

Most of the employees are members of the Associated Mine Workers Union of Zimbabwe.  Pay rates for all wage-earning staff are negotiated on a Zimbabwe industry wide basis between the union and representatives of the mine owners.  Any industrial action called by the Union may affect the Company’s operations even though the Company’s operations may not be at the root cause of the action.

Strikes, lockouts or other work stoppages could have a material adverse effect on the Company’s business, results of operations and financial performance.  In addition, any work stoppage or labour disruption at key customers or service providers could impede the Company’s ability to supply products, to receive critical equipment and supplies for its operations or to collect payment from customers encountering labour disruptions.  Work stoppages or other labour disruptions could increase the Company’s costs or impede its ability to operate one or more of its operations.

Environmental, Health and Safety Factors

The Company’s exploration, development and operations are subject to environment, health and safety laws and regulations (“EH&S”) in the countries in which the relevant activity is being conducted.  There is no assurance that future changes in EH&S, if any, will not adversely affect the Company’s exploration and development programs or its operations.  There is no assurance that regulatory and environmental approvals required under EH&S will be obtained on a timely basis or at all.

A breach of EH&S may result in the temporary suspension of operations, the imposition of fines, other penalties (including administrative penalties and regulatory prosecution), and government orders, which could potentially have a material adverse effect on operations.

Foreign Exchange, Inflation and Bank Liquidity Risks

As Caledonia operates in an international environment, the results of Caledonia’s operations are subject to currency transaction risk and currency translation risk.  The operating results and financial position of Caledonia are reported in Canadian dollars in the Annual Financial Statements.The fluctuation of the Canadian dollar in relation to other currencies will consequently have an impact upon the profitability of Caledonia and may also affect the carrying amount of Caledonia’s assets and the amount of shareholders’ equity. Caledonia does not use any derivative instruments to reduce its foreign currency risks.

In 2009, the government of Zimbabwe made foreign currencies legal tender in Zimbabwe and abolished the Zimbabwe dollar.However, there is no guarantee that Zimbabwe will not reintroduce the local currency.

Future Acquisitions

Caledonia continually seeks to replace and expand its reserves through the exploration of its existing properties and may expand through acquisitions of interests in new properties or of interests in companies which own such properties.  Acquisitions involve a number of risks, including: the possibility that the Company, as a successor owner, may be legally and financially responsible for liabilities of prior owners; the possibility that the Company may pay more than the acquired company or assets are worth; the additional expenses associated with completing an acquisition and amortizing any acquired intangible assets; the difficulty of integrating the operations and personnel of an acquired business; the challenge of implementing uniform standards, controls, procedures and policies throughout an acquired business; the inability to integrate, train, retain and motivate key personnel of an acquired business; and the potential disruption of the Company’s ongoing business and the distraction of management from its day-to-day operations.  These risks and difficulties, if they materialize, could disrupt the Company’s ongoing business, distract management, result in the loss of key personnel, increase expenses and otherwise have a material adverse effect on the Company’s business, results of operations and financial performance.

Dividend Policy

Pursuant to the quarterly dividend policy (the “Dividend Policy”) announced on November 25, 2013, the Company intends to pay an annual aggregate dividend of six Canadian cents (6¢) per common share, payable on a quarterly basis.  The amount of future cash dividends paid by the Company will be subject to the discretion of the board of directors and may vary depending on a variety of factors and conditions existing from time to time, including fluctuations in gold prices, production levels, capital expenditure requirements, operating costs, royalty burdens, foreign exchange rates and the satisfaction of the liquidity and solvency tests imposed by applicable corporate law for the declaration and payment of dividends.  Depending on these and various other factors, many of which will be beyond the control of the Company, the dividend policy of the Company from time to time and, as a result, future cash dividends could be reduced or suspended entirely.

Credit Risk Exposure

Credit risk is the risk that a party with a contractual obligation to Caledonia will default causing a loss to Caledonia.  New regulations introduced by the Zimbabwean Ministry of Finance in January 2014 require that all gold produced in Zimbabwe must now be sold to Fidelity, a company which is controlled by the Zimbabwean authorities.  Accordingly, all of Blanket’s production is sold to Fidelity.  To date, Blanket has received all payments due from Fidelity in full and on time.  This arrangement introduces a new credit risk, beyond the control of Caledonia or Blanket, that receivables and contractual performance due from Fidelity will not be paid or performed in a timely manner, or at all.

In 2009, gold bonds were issued by the Reserve Bank of Zimbabwe to Blanket Limited as a result of non-payment for gold previously sold by Blanket Mine to the Reserve Bank of Zimbabwe since 2008.  The Reserve Bank of Zimbabwe has failed to redeem the gold bonds and also failed to give any reliable verification of when Blanket Mine would be paid.  As a result of this failure, Caledonia was required to write off the gold bonds to $nil value.

Further, if Fidelity or the Zimbabwean government were unable or unwilling to conduct business with the Company, or satisfy obligations to the Company, the Company could experience a material adverse effect upon its operations and financial performance.

General

An investment in the shares of the Company is speculative and involves a high degree of risk.  Additional risks and uncertainties not presently known by the Company or which are presently considered immaterial may also adversely impact the Company’s business, results of operations, and financial performance.

ITEM 6.    DIVIDENDS

Caledonia paid its inaugural dividend of 5 Canadian cents per Common Share in February.  The inaugural dividend did not relate to any specific accounting period.  Caledonia paid a further dividend of 5 Canadian cents per Common Share in April 2013 in respect of the earnings for the year ended December 31, 2012.

On November 25, 2013 Caledonia announced a dividend policy pursuant to which it intends to pay a dividend of 6 Canadian cents per Common Share in 2014, split into 4 equal quarterly payments of 1.5 Canadian cents per share.  The first quarterly dividend was paid on January 31, 2014.  Caledonia will continue to maintain its strong financial position so that it can implement its stated growth strategy and retain the flexibility to take advantage of any further opportunities that may arise without the need to raise third party finance.

There are currently no restrictions on the Company which would prevent it from paying dividends.

With effect from December 5, 2013, Caledonia appointed Computershare Investor Services Inc. as its transfer agent and registrar and dividend disbursing agent.  Following the appointment of Computershare, Shareholders in the USA and UK now receive their dividends denominated in US Dollars and Pounds Sterling respectively. All other shareholders will continue to be paid in Canadian dollars.  Computershare also offers Direct Registration System (“DRS”) services for Caledonia shareholders who do not wish to hold their shares in nominee accounts in the name of their financial adviser or stock-broker.  Shareholders who wish to participate in the DRS should contact Computershare using the contact details set out below:

Computershare Canada and USA	Toll-free North American Number 1-800-564-6253 For Shareholders outside North America 1-514-982-7555
Computershare UK	+44 (0)870 702 0000

ITEM 7.    CAPITAL STRUCTURE

The Company’s authorized capital consists of (i) an unlimited number of Common Shares of which 52,117,908, were issued as of 28 March, 2014 and an unlimited number of preference shares, of which none have been issued. The holders of the Common Shares are entitled to one vote per share at meetings of Shareholders and to receive dividends if, as and when declared by the directors of the Company. In the event of voluntary or involuntary liquidation, dissolution or winding-up of the Company, after payment of all outstanding debts, the remaining assets of the Company available for distribution would be distributed to the holders of the Common Shares.

At a special meeting of the Shareholders held on January 24, 2013, the Shareholders resolved to consolidate the Common Shares on the basis of one post-consolidated Common Shares for every 10 pre-consolidation Common Shares. The consolidated Common Shares began trading on the securities markets on which the Company’s shares trade on April 12, 2013.  Shareholders who hold their shares in registered form have been asked to submit any pre-consolidation share certificates held by them in exchange for which certificates representing consolidated Common Shares will be provided.

During the year ended December 31, 2013, the Company issued a total of 671,730 Common Shares pursuant to the exercise of Common Share purchase options (“Options”), by holders of such Options, at exercise prices of $0.70 and $0.90 per Common Share in respect of 670,750 and 980 Options, respectively.  The total proceeds received from the exercise of such Options was $470,407.

ITEM 8.    MARKET FOR SECURITIES -

Trading Price and Volume

The Common Shares of the Company are quoted for trading in the U.S. on the NASDAQ OTCQX since October 2011, and on the AIM Market in London since June 27, 2005.  The principal marketplace for the Company is the listing of the Common Shares on the Toronto Stock Exchange.  During the year ended December 31, 2013, 11,310,379 Common Shares were traded on the Toronto Stock Exchange at prices that ranged between a high of $1.40 and a low of $0.67 per Common Share (on a post-consolidated basis).

The following table sets forth the high and low sale prices and the aggregate monthly trading volume (on a post-consolidated basis) for the Common Shares on the Toronto Stock Exchange since January 1, 2013:

Date	High CAD$ C	Low CAD$	Volume Traded
December, 2013	0.83	0.68	1,061,158
November, 2013	0.80	0.67	995,910
October, 2013	0.82	0.69	1,038,617
September, 2013	0.85	0.75	939,635
August, 2013	0.98	0.74	862,531
July, 2013	0.95	0.81	729,304
June, 2013	1.15	0.87	644,755
May, 2013	1.16	1.04	928,828
April, 2013	1.40	0.97	467,851
March, 2013	1.35	1.15	1,068,614
February, 2013	1.40	1.15	1,451,761
January, 2013	1.40	0.95	1,121,415

ITEM 9.    DIRECTORS AND OFFICERS

9.1	Name, Occupation and Security Holdings of Directors and Officers

Name, Office Held and Municipality of Residence	Principal Occupations During Past Five Years	Positions held Since	Number of Shares Beneficially Owned, Controlled or Directed as of March 1, 2014
Stefan E. Hayden (3)(4)(5)(6)(7) President, Chief Executive Officer & Director Johannesburg, South Africa	President and Chief Executive Officer of the Company and Director of all the Company’s subsidiary companies.	1997	1,038,000
James Johnstone (2) (5)(6)(7) Director Gibsons, British Columbia, Canada	Retired. Formerly Chief Operating Officer of the Company and Director of several of its subsidiary companies.	1997	16,000
Steven Curtis (4)(5)(7) VP Finance, Chief Financial Officer & Director, Johannesburg, South Africa	Financial Director Avery Dennison SA (Pty) Ltd. until March 2006. Since then, VP Finance, Chief Financial Officer and Director of the Company and Director of certain of its subsidiary companies.	2006	270,000
Richard Patricio(2)(3)(7) Director, Toronto, Ontario Canada	Vice President Corporate and Legal Affairs at Pinetree Capital Ltd	2012	Nil

Name, Office Held and Municipality of Residence	Principal Occupations During Past Five Years	Positions held Since	Number of Shares Beneficially Owned, Controlled or Directed as of March 1, 2014
Leigh Wilson(1)(2)(3)(4)(5)(7) Director, Rowayton, Connecticut, USA	Chairman of the Victory Portfolios	2012	42,300
John Kelly(1)(2)(3)(7) Director, Pound Ridge, New York, USA	Chief Operating Officer of Liquidnet Holdings, Inc.	2012	Nil
J Holtzhausen(1)(2)(5)(6)(7) Director, Cape Town, South Africa	Business consultant and ex Audit partner of KPMG Inc.	2013	Nil
Dana Roets(6)(7) Chief Operating Officer Johannesburg, South Africa	VP and Head of Operations at Kloof Gold Mine. More recently, Dana was the COO at Great Basin Gold which had gold mining operations in the United States of America and South Africa.	2013	Nil
Mark Learmonth(5)(7) Vice-President, Business Development, Johannesburg, South Africa	Vice-President of the Company focused on investor and shareholder relations and corporate development	2008	166,730
Trevor Pearton(6)(7) Vice-President Exploration Johannesburg, South Africa	Vice-President of the Company acting as Exploration Manager of the Company and its subsidiaries	2004	Nil
Notes:
(1) Member of Audit Committee.
(2) Member of Compensation Committee.
(3) Member of Corporate Governance Committee.
(4) Member of Nominating Committee.
(5) Member of Disclosure Committee.
(6) Member of Technical Committee.
(7) Member of Strategic Planning Committee.

As at March 28, 2014, the Directors and Officers, collectively, own 1,533,030 Common Shares, being approximately 2.9% of the issued Common Shares.

The information as to shares beneficially owned or controlled or directed, not being within the knowledge of the Company, has been furnished by the respective directors and officers individually

The term of office of each of the Directors expires annually as of the date of the annual meeting of Shareholders, which is normally held in May of each year.

9.2	Cease Trade Orders, Bankruptcies, Penalties or Sanctions

To the best of the Company’s knowledge, no director or executive officer of the Company is, or within ten years prior to the date hereof has been, except as detailed below, a director, chief executive officer or chief financial officer of any company (including the Company) that: (i) was subject to a cease trade order, an order similar to a cease trade order or an order that denied the relevant company access to any exemption under securities legislation, that was in effect for a period of more than 30 consecutive days, that was issued while the director or executive officer was acting in the capacity as director, chief executive officer or chief financial officer; or (ii) was subject to a cease trade order, an order similar to a cease trade order or an order that denied the relevant company access to any exemption under securities legislation, that was in effect for a period of more than 30 consecutive days, that was issued after the director or executive officer ceased to be a director, chief executive officer or chief financial officer and which resulted from an event that occurred while that person was acting in the capacity as director, chief executive officer or chief financial officer.

•	Mr Dana Roets was Chief Operating Officer of Great Basin Gold when it was placed under business rescue, under South African regulations, during 2012.

To the best of the Company’s knowledge, no director, except as listed below, or executive officer of the Company, or a shareholder holding a sufficient number of securities of the Company to affect materially the control of the Company: (i) is, or within ten years prior to the date hereof has been, a director or executive officer of any company (including the Company) that, while that person was acting in that capacity, or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets; or (ii) has, within ten years prior to the date hereof, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the director, executive officer or shareholder.

•
Mr John Kelly served as a director of Halo Technology Holdings, an SEC reporting company that traded on the OTC bulletin board, from April 18, 2005 through October 20, 2006. Halo filed for chapter 11 bankruptcy (US Bankruptcy Code) on August 21, 2007.

To the best of the Company’s knowledge,  no director or executive officer of the Company, or a shareholder holding a sufficient number of securities of the Company to affect materially the control of the Company, has been subject to: (i) any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority; or (ii) any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable investor in making an investment decision.

ITEM 10.    CONFLICT OF INTEREST

To the best of the Company’s knowledge, and other than as disclosed in this Annual Information Form, there are no known existing or potential conflicts of interest between the Company and any director or officer of the Company.

ITEM 11.   PROMOTERS

The Company has not within the past three completed Financial Years or during the current year, had a person who is acting as a promoter of the Company.

ITEM 12.   INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS

Since January 1, 2011, no director, executive officer or 10% shareholder of the Company or any associate or affiliate of any such person or company, has or had any material interest, direct or indirect, in any transaction that has materially affected or is expected to materially affect the Company or any of its subsidiaries.

ITEM 13.   AUDITORS, TRANSFER AGENT AND REGISTRAR

KPMG LLP, Chartered Accountants, South Africa, is the auditor of the Company and is independent within the meaning of the International Federation of Accountants Rules. Prior to May 31, 2013, BDO Canada LLP, Toronto, Ontario was the auditor of the Company and was independent within the meaning of the Rules of Professional Conduct of the Institute of Chartered Accountants Ontario.

Computershare Investor Services Inc. is the transfer agent and registrar for the common shares at its principal office in the City of Toronto, with branch registrars of transfers at Computershare Trust Company, N.A office in the City of Golden, Colorado. Computershare Investor Services at its principal office in Bristol, United Kingdom is the Transfer Agent for the Depositary Interests.

ITEM 14.   MATERIAL CONTRACTS

The Company and its Subsidiaries did not enter into any material contracts during the fiscal year ended December 31, 2013.

ITEM 15.   INTERESTS OF EXPERTS

Mike Robertson, Pr. Sci.Nat., and Bruno Bvirakre Pr.Sci.Nat., both consultants with the MSA Group, are the “Independent Qualified Persons” for Blanket’s reserves and resources as required by National Instrument 43-101 of the Canadian Securities Administrators.

Dr. Trevor Pearton, B.Sc. Eng. (Mining Geology), Ph.D. (Geology), Pr.Sci.Nat., F.G.S.S.A., VP Exploration is the Company’s Qualified Person as defined by NI 43-101.  Dr. Pearton has reviewed and approved the scientific and technical information included in this Annual Information Form.

KPMG LLP, the auditor of the Company, has advised the Company that it is independent of the Company in accordance with the International Federation of Accountants Rules

ITEM 16.   ADDITIONAL INFORMATION

Further specific information relating to the Company may be found in the Annual Financial Statements and in its MD&A.  These documents may be viewed on SEDAR at http://www.sedar.com and on the Company’s website at  www.caledoniamining.com  Additional information about the Company is also contained in the Information Circular issued by the Company for its most recent annual meeting of shareholders, including directors and officers remuneration and indebtedness, principal holders of the Company’s securities, securities authorized for issuance under equity compensation plans.  Information is also contained in the Company’s 2012 U.S. Securities Commission Form 20F Annual Report which can be viewed on the SEC website at www.sec.gov.

ITEM 17.   FORWARD LOOKING STATEMENTS

Information and statements contained in this Annual Information Form that are not historical facts are “forward-looking information” within the meaning of applicable securities legislation that involve risks and uncertainties relating, but not limited to, Caledonia’s current expectations, intentions, plans, and beliefs.  Forward-looking information can often be identified by forward-looking words such as “anticipate”, “believe”, “expect”, “goal”, “plan”, “target”, “intend”, “estimate”, “could”, “should”, “may” and “will” or the negative of these terms or similar words suggesting future outcomes, or other expectations, beliefs, plans, objectives, assumptions, intentions or statements about future events or performance.  Examples of forward-looking information in this Annual Information Form include: production guidance, estimates of future/targeted production rates, planned mill capacity increases, estimates of future metallurgical recovery rates and the ability to maintain high metallurgical recover rates, timing of commencement of operations and Caledonia’s plans and timing regarding further exploration, drilling and development, the prospective nature of exploration and development targets, the ability to upgrade and convert mineral resources to mineral reserves, capital costs, our intentions with respect to financial position and third party financing and future dividend payments.   This forward-looking information is based, in part, on assumptions and factors that may change or prove to be incorrect, thus causing actual results, performance or achievements to be materially different from those expressed or implied by forward-looking information.  Such factors and assumptions include, but are not limited to: failure to establish estimated resources and reserves, the grade and recovery of ore which is mined varying from estimates, success of future exploration and drilling programs, reliability of drilling, sampling and assay data, assumptions regarding the representativeness of mineralization being inaccurate, success of planned metallurgical test-work, capital and operating costs varying significantly from estimates, delays in obtaining or failures to obtain required governmental, environmental or other project approvals, changes in government regulations, legislation and rates of taxation, inflation, changes in exchange rates, fluctuations in commodity prices, delays in the development of projects and other factors.

Potential shareholders and prospective investors should be aware that these statements are subject to known and unknown risks, uncertainties and other factors that could cause actual results to differ materially from those suggested by the forward-looking statements.  Such factors include, but are not limited to: risks relating to estimates of mineral reserves and mineral resources proving to be inaccurate, fluctuations in gold price, risks and hazards associated with the business of mineral exploration, development and mining (including environmental hazards, industrial accidents, unusual or unexpected geological or structural formations, pressures, power outages, explosions, landslides, cave-ins and flooding), risks relating to the credit worthiness or financial condition of suppliers, refiners and other parties with whom the Company does business; inadequate insurance, or inability to obtain insurance, to cover these risks and hazards, employee relations; relationships with and claims by local communities and indigenous populations; political risk; availability and increasing costs associated with mining inputs and labour; the speculative nature of mineral exploration and development, including the risks of obtaining or maintaining necessary licenses and permits, diminishing quantities or grades of mineral reserves as mining occurs; global financial condition, the actual results of current exploration activities, changes to conclusions of economic evaluations, and changes in project parameters to deal with un-anticipated economic or other factors, risks of increased capital and operating costs, we are affected by environmental, safety or regulatory risks, expropriation, the Company’s title to properties including ownership thereof, increased competition in the mining industry for properties, equipment, qualified personnel and their costs, risks relating to the uncertainty of timing of events including targeted production rate increase and currency fluctuations.  Shareholders are cautioned not to place undue reliance on forward-looking information.  By its nature, forward-looking information involves numerous assumptions, inherent risks and uncertainties, both general and specific, that contribute to the possibility that the predictions, forecasts, projections and various future events will not occur.  Caledonia reviews forward-looking information for the purposes of preparing each Annual Information Form, however Caledonia undertakes no obligation to update publicly or otherwise revise any forward-looking information whether as a result of new information, future events or other such factors which affect this information, except as required by law.

ITEM 18.  AUDIT COMMITTEE INFORMATION

18.1 Audit Committee Charter

Attached as Schedule “A” is a copy of the Company’s Audit Committee Charter which was adopted November 9, 2006.

18.2 Audit Committee Composition

The Company’s Audit Committee is comprised of the following Directors (i) Johan Holtzhausen (Chair), (ii) Leigh Alan Wilson, and (iii) John Lawson Kelly.  Each member of the Audit Committee is considered independent and considered to be financially literate as such terms are defined under National Instrument 52-110 Audit Committees.

18.3 Relevant Education and Experience

Mr.  Holtzhausen

Mr. Johan Andries Holtzhausen (67) is a retired partner of KPMG South Africa with 42 years of audit experience, of which 36 years were as a partner focussed on the mining sector. Mr Holtzhausen chaired the Mining Interest Group at KPMG South Africa and his clients included major listed mining companies operating in Africa and elsewhere, which operated across a broad range of commodities. In addition to his professional qualifications, Mr Holtzhausen holds a B.Sc. from the University of Stellenbosch, majoring in chemistry and geology.
Mr Holtzhausen is chairman of the Finance, Audit and Risk Committees of Strategic Partners in Tourism and its related party the Tourism Micro Enterprises Support Fund, both of which are not-for-profit organisations. Until 28 February 2011, Mr Holtzhausen served as a director of KPMG Inc. and KPMG Services (Pty) Ltd, both of which are private companies registered in South Africa and which provided audit, taxation and advisory services.

Mr. Wilson

Mr. Leigh Alan Wilson (67) has an international business and financial services background having served in senior executive and management positions with Union Bank of Switzerland (Securities) Ltd. in London and with the Paribas Group in Paris and New York where he served as CEO of Paribas North America between 1984 and 1990.

Mr. Wilson has served on the Victory Fund Board since 1993 and currently serves as Independent Chairman of its Board of Trustees. The Victory Funds are a US$7billion mutual fund complex. Mr Wilson is also the Chief Executive Officer of New Century Home Health Care Inc., a role he has held since 1995. In March 2006, Mr. Wilson received the Mutual Fund Trustee of the Year Award from Institutional Investor Magazine. Between March 2008 and October 2008, Mr. Wilson was an Independent Non-Executive Director of Caledonia.

Mr. Kelly

Mr. John Lawson Kelly (59) has over 30 years of experience in the financial services industry in the U.S.A and international markets including emerging markets in Asia. He is registered with the Financial Industry Regulatory Authority of the U.S.A. as a General Securities Principal. Mr. Kelly is currently the Chief Operating Officer of Liquidnet Holdings, Inc. and a director of the AmeriCares Foundation. Within the last five years Mr. Kelly has been a managing director of JL Thornton & Co, LLC and CrossRoad LLC and he has also been an Independent Trustee of The Victory Funds

All members of the Audit Committee, based on their professional education or experience have a good understanding of the accounting principles used by the Company to prepare its financial statements, the ability to assess the general application of such accounting principles in connection with the accounting for the estimates, accruals and reserves of the Company and a good understanding of internal controls and procedures for financial reporting.

The audit committee approves the engagement of the Auditor for non-audit services on an ad hoc basis as long as such engagement has no effect on the independence of the Auditor.

18.4 External Auditor Fees

On , the Company appointed  KPMG LLP, Chartered Accountants, to serve as the Company’s independent public accountant. The fees charged by the Company’s external independent auditor, KPMG Inc and before that BDO Canada LLP, Chartered Accountants for each of the fiscal years ended December 31, 2013 and 2012 are set out below.

Financial Year Ending	Audit Fees	Audit Related Fees	Tax Fees	All Other Fees
December 31, 2012	$261,000	$125,100	$4,900	Nil
December 31, 2013	$275,000	$32,000	$1,500	Nil

1

SCHEDULE “A”

AUDIT COMMITTEE CHARTER

Charter of the Audit Committee

I. Purpose
The purpose of the Audit Committee (the "Committee") of the Board of Directors (the "Board") of Caledonia Mining Corporation ("Caledonia") is to provide an open avenue of communication between Caledonia’s management ("Management"), the independent auditors ("Auditors") and the Board and to assist the Board in its oversight of the:
•	integrity, adequacy and timeliness of Caledonia’s financial reporting and disclosure practices;
•	processes for identifying the principal financial risks of Caledonia and the control systems in place to monitor them;
•	compliance with legal and regulatory requirements related to financial reporting; and
•	independence and performance of Caledonia’s Auditors.
The Committee shall also perform any other activities consistent with this Charter, Caledonia’s by-laws and governing laws as the Committee or Board deems necessary or appropriate.

The Committee’s role is one of oversight. The financial statements are the responsibility of Management. The Auditors are responsible for performing an audit and expressing an opinion on the fair presentation of Caledonia’s financial statements in accordance with generally accepted accounting principles.

II. Authority
1.
The Committee has the authority to conduct any investigation appropriate to its responsibilities, and it may require the Auditors as well as any officer of Caledonia, or Caledonia’s outside counsel, to attend a meeting of the Committee or to meet with any Members of the Committee ("Members"), or consultants to the Committee.

2.	The Committee shall have unrestricted access to Caledonia’s books and records.
3.	The Committee has authority to:
a.	engage independent counsel and other advisors as it determines necessary to carry out its duties;
b.	set and pay the compensation for any advisors engaged by the Audit Committee; and
c.	communicate directly with the internal and external auditors.

III. Composition and Meetings
1.	The Committee and its Members shall meet all applicable legal, regulatory and listing requirements;
2.
Members and the Chairperson shall be appointed by the Board and may be removed by the Board in its discretion. The Committee will be appointed annually at the first Board meeting following the annual general meeting; and in the absence of such appointment, and pending such appointment, the Committee shall continue to be comprised of its existing members;

3.	The Committee shall be comprised of three or more directors, one of whom shall serve as the Chairperson;
4.
Each member of the Committee shall satisfy the applicable laws and regulations, and the rules of any stock exchange or market upon which the shares of Caledonia are listed or proposed to be listed for trading (hereinafter generally called the "Stock Exchange"), and each member shall be an independent, non-executive director, free from any relationship that, in the opinion of the Board, could reasonably be expected to interfere with the exercise of his or her independence from Management or the Auditors;

2

5.
All Members shall be, or promptly after appointment shall become, financially literate as determined by the Board. Preferably at least one Member shall have accounting or related financial management expertise as determined by the Board; provided that the Members shall also be required to have such financial literacy as may be required by the Stock Exchange;

6.
The Committee shall meet, at the discretion of the Chairperson or a majority of the Members, as circumstances dictate or as may be required by applicable legal or listing requirements, and a majority of the Members shall constitute a quorum;

7.	If and whenever a vacancy shall exist, the remaining Members may exercise all of its powers and responsibilities so long as a quorum remains in office;
8.
Any matters to be determined by the Committee shall be decided by a majority of votes cast at a meeting of the Committee called for such purpose; actions of the Committee may be taken by an instrument or instruments in writing signed by all of the Members, and such actions shall be effective as though they had been decided by a majority of votes cast at a meeting of the Committee called for such purpose; in the case of a tie the Chairperson shall have a second or tie-breaking vote;

9.	The Committee shall maintain minutes of meetings and periodically report to the Board on significant results of the Committee’s activities;
10.	The Committee may invite such other persons to its meetings as it deems appropriate; and
11.	The Auditors will have direct access to the Committee on their own initiative.
12.	The Chairperson of the Committee ("Chairperson"), or other Member so designated by the Committee may represent the Committee to the extent permitted by applicable legal and listing requirements.
13.	The Committee shall review and assess the adequacy of this Charter annually and submit any proposed revisions to the Board for approval.

IV. Responsibilities
A. With Respect to financial disclosure documents:
1.
The Committee shall review Caledonia’s interim unaudited and annual audited financial statements and report thereon to the Board prior to their being filed with the appropriate regulatory authorities or published or distributed. With respect to the financial statements, the Committee shall discuss significant issues regarding accounting principles, practices, and judgments of Management with Management and the Auditors as and when the Committee deems it appropriate to do so;

2.
The Committee shall review Management’s Discussion and Analysis relating to annual and interim financial statements, and any other public disclosure documents that are required to be reviewed by the Committee under any applicable laws prior to them being filed with the appropriate regulatory authorities;

3.	The Committee shall review Management’s earnings releases relating to annual and interim financial statements prior to them being filed with the appropriate regulatory authorities or published;
4.	The Committee shall review the post-audit or management letter containing the recommendations of the Auditors and Management’s response and subsequent follow-up to any identified weaknesses;
5.	The Committee shall review the evaluation of internal controls by the Auditors, together with Management’s response;

3

6.
The Committee shall meet no less frequently than annually separately with the Auditors and Caledonia’s Chief Financial Officer to review Caledonia’s accounting practices, internal controls and such other matters as the Committee or Chief Financial Officer deems appropriate;

7.
The Committee shall be directly responsible for overseeing the work of the Auditors engaged for the purpose of preparing or issuing an auditor’s report or performing other audit, review or attest services for Caledonia, including the resolution of disagreements between management and the Auditors regarding financial reporting;

8.	The Committee must pre-approve all non-audit services to be provided to Caledonia or its subsidiary entities by the Auditors;
9.
The Committee must be satisfied that adequate procedures are in place for the review of the public disclosure of financial information extracted or derived from Caledonia’s financial statements, other than the public disclosure referred to above, and must periodically assess the adequacy of those procedures;

10.	The Committee must establish procedures for:
a.	the receipt, retention and treatment of complaints received by Caledonia regarding accounting, internal accounting controls, or auditing matters; and
b.	the confidential, anonymous submission by employees of Caledonia of concerns regarding questionable accounting or auditing matters.
11.	The Committee must review and approve Caledonia’s hiring policies regarding partners, employees and former partners and employees of the present and former external auditor of the issuer.

B. With Respect to the Auditors
1.
The Auditors are ultimately accountable to the shareholders of Caledonia. The Board has the authority to nominate the Auditors to be proposed for shareholder approval in any proxy statement. The Board will set the compensation for the Auditors;

2.	The Committee shall review the performance of the Auditors;
3.	The Committee shall annually recommend to the Board the appointment or reappointment of the Auditors, or, as appropriate, the discharge or replacement of the Auditors when circumstances warrant;
4.
The Committee shall be responsible for ensuring that the Auditors submit to the Committee (on a periodic basis) a formal written statement delineating all relationships between the Auditors and Caledonia. The Committee is responsible for discussing with the Auditors any disclosed relationships or services that may impact the objectivity and independence of the Auditors and for recommending that the Board take appropriate action in response to the Auditor’s report to satisfy itself of the Auditor’s independence;

5.
Caledonia considers the core services provided by the Auditors to include the annual audit, tax planning and tax compliance. The Committee shall review any proposed engagements for non-audit services beyond the core services proposed to be provided by the Auditors or any of their affiliates and consider the impact on the independence of the Auditors; and

6.	The Committee shall review the Auditor’s audit plan, including scope, procedures and timing of the audit.

4

C. Other Committee Responsibilities
The Committee shall perform any other activities consistent with this Charter and any governing law or regulations as the Committee or the Board deems necessary or appropriate, including:
1.	Conducting or authorizing investigations into any matters that the Committee believes is within the scope of its responsibilities;
2.
Making enquiries of management and the Auditors to identify significant business, political, financial and control risks and exposures and to assess the steps management has taken to minimize such risks.

Dated: November 9, 2006.